UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 8)*

Under the Securities Exchange Act of 1934

Extended Stay America, Inc. / ESH Hospitality, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share of Extended Stay America, Inc. and
Class B Common Stock, par value $0.01 per share, of ESH Hospitality, Inc., which are attached and trade together as a Paired Share

(Title of Class of Securities)

30224P 200**

(CUSIP Number)

Ms. Susanne V. Clark
375 Park Avenue
New York, NY 10152
(212) 672-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
(Continued on the following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP number pertains to the ESH Hospitality, Inc.’s Paired Shares, each representing one share of Class B common stock, par value $0.01 per share, of ESH Hospitality, Inc., together with one share of common stock, par value $0.01 per share, of Extended Stay America, Inc., which are attached and trade as a single unit (a “Paired Share”).

The following disclosure assumes that there are a total of 192,622,558 Paired Shares outstanding, which is the number of Paired Shares outstanding as of June 5, 2017 as reported to ESH Hospitality, Inc. and Extended Stay America, Inc. by their stock registrar.

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Credit Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
-0-

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Credit Partners TE Intermediate I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Credit Partners General Partner, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Credit Cayman GP Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Credit Partners Offshore Intermediate III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Credit Partners Offshore General Partner, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CCP SBS GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Capital Partners AIV VI-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*Gives effect to a distribution in kind that is scheduled to occur on or about June 7, 2017.  See Item 4 below for further detail.

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Capital Partners AIV VI-B, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Gives effect to a distribution in kind that is scheduled to occur on or about June 7, 2017.  See Item 4 below for further detail.

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Capital Partners Strategic AIV I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Gives effect to a distribution in kind that is scheduled to occur on or about June 7, 2017.  See Item 4 below for further detail.

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Capital Partners SBS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Associates, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Cayman GP Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mark T. Gallogly

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jeffrey H. Aronson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 8 (this “Amendment”) to the Statement on Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D filed on June 10, 2014 with the U.S. Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 to the Schedule 13D filed on August 13, 2014 with the SEC, Amendment No. 2 to the Schedule 13D filed on November 19, 2015, Amendment No. 3 to the Schedule 13D filed on October 7, 2016, Amendment No. 4 to the Schedule 13D filed on November 22, 2016, Amendment No. 5 to the Schedule 13D filed on December 20, 2016, Amendment No. 6 filed on March 14, 2017 and Amendment No. 7 filed on May 5, 2017 (collectively, the “Schedule 13D”) with respect to the Class B Common Stock. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

The “Explanatory Note” is amended and restated in its entirety to read as follows:

“EXPLANATORY NOTE: Each of Extended Stay America, Inc. (the “Corporation”), the Blackstone Entities (collectively, “Blackstone”), Centerbridge Entities (collectively, “Centerbridge”), and Paulson Entities (collectively, “Paulson”), listed in Item 4 below (Blackstone, Centerbridge and Paulson, collectively, the “Sponsors”), was a party to a Stockholders’ Agreement, dated as of November 18, 2013 (the “Stockholders’ Agreement”) that is described in Item 4 below.  As a result of the transactions described in Item 4 below and the termination of the Stockholders' Agreement described in Item 6 below, the Sponsors and certain of their respective affiliates should no longer be deemed to be a member of a group for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b) promulgated thereunder.

Following the completion of the transactions described in Item 4 below and related distributions of an aggregate of 395,000 Paired Shares by funds and partnerships affiliated with Centerbridge to its partners, Centerbridge and its affiliated funds and partnerships will no longer beneficially own any Paired Shares and the Sponsors collectively own 21,105 shares of voting preferred stock of the Corporation, or approximately 100% of the outstanding voting preferred stock of the Corporation.”

Item 4. Purpose of Transaction.

The subheading and first two paragraphs under subheading “Proposed Secondary Offering” of Item 4 is hereby amended and restated in its entirety to read as follows:

 “References to and descriptions of the Stockholders’ Agreement and Registration Rights Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Stockholders’ Agreement and Registration Rights Agreement, which have been previously filed as Exhibits 1 and 2 hereto, respectively, and incorporated by reference herein.

Share Repurchase

Pursuant to an agreement (the “Share Repurchase Agreement”) among the Corporation, ESH Hospitality, Inc. (“ESH REIT”) and the Sponsors, the Corporation and ESH REIT purchased 583,530 Paired Shares directly from the Sponsors in a private, non-underwritten transaction at a price per Paired Share equal to the price paid by the underwriters in the offering described below. This purchase was conducted pursuant to and counts toward, the previously announced Corporation and ESH REIT Paired Share repurchase program.

The foregoing description of the Share Repurchase Agreement is qualified in its entirety by reference to the full text of the Share Repurchase Agreement, which is filed as Exhibit 6 hereto and is incorporated herein by reference.

Secondary Offering

On June 5, 2015, the Corporation and ESH REIT filed a joint automatic shelf registration statement contemplating the sale by each of the Sponsors of Paired Shares totaling, together with Paired Shares sold by the other Sponsors, in the aggregate 142,960,388 Paired Shares. On June 1, 2017, the Corporation and ESH REIT filed a prospectus supplement contemplating the sale by each of the Sponsors of Paired Shares totaling, together with Paired Shares sold by the other Sponsors, in the aggregate 25,000,000 Paired Shares. On May 30, 2017, the Corporation, ESH REIT and the Sponsors entered into an underwriting agreement (the “Underwriting Agreement”) with the underwriters named therein (the “Underwriters”). Pursuant to the Underwriting Agreement, the Sponsors sold in the aggregate 25,000,000 Paired Shares to the Underwriters at a price of $17.42 per Paired Share. The offering closed on June 5, 2017.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is incorporated herein by reference.

Distributions in Kind

On or about June 7, 2017, certain of the Reporting Persons will make the following series of distributions in kind.

First, Centerbridge Capital Partners AIV VI-A, L.P. (“VI-A”), Centerbridge Capital Partners AIV VI-B, L.P. (“VI-B”) and Centerbridge Capital Partners Strategic AIV I, L.P. (“SAIV”) made distributions in kind of 194,524, 194,452 and 6,024 Paired Shares (the “DIK Shares”) respectively to their general partner, Centerbridge Associates, L.P. (“CALP”), in connection with pro rata distributions by VI-A, VI-B and SAIV to their respective partners.

Second, CALP distributed the DIK Shares to its sole economic partner, CCP GP Investors Holdings (Cayman), L.P. (“CCPGPH”).

Third, CCPGPH distributed the DIK Shares to certain of its members in connection with a pro rata distribution by CCPGPH to its members.

Upon receipt of the DIK Shares by the members of CCPGPH, including Mr. Aronson and Mr. Gallogly, the members donated the DIK Shares to various charities.

Lock-Up Agreements

In connection with the secondary offering referenced herein, the Corporation and ESH REIT, their respective executive officers and directors have agreed with the Underwriters, subject to specified exceptions, not to sell, dispose of or hedge any of the Paired Shares or securities convertible into or exchangeable for Paired Shares, for a period of 30 days after May 30, 2017, except with the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC (the “Lock-Up Agreements”).

The foregoing description of the Lock-Up Agreements is qualified in its entirety by reference to the full text of the Lock-Up Agreements, which is incorporated herein by reference.”

Item 5. Interest in Securities of the Issuer.

Item 5(a) - (e) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

“(a)-(b) The following disclosure assumes that there are a total of 192,622,558 Paired Shares outstanding, which is the number of Paired Shares outstanding as of June 5, 2017 as reported to the Corporation and ESH REIT by their stock registrar.

Pursuant to Rule 13d-3 under the Exchange Act, as a result of the transactions described in Item 4 above, the Reporting Persons no longer beneficially own any Paired Shares.

(c) The Reporting Persons sold the following Paired Shares (i) pursuant to the Underwriting Agreement at the $17.42 price per Paid Share and (ii) pursuant to the Share Repurchase Agreement at the $17.42 price per Paired Share:

Reporting Person	Number of Underwritten Paired Shares Sold	Paired Shares Repurchased

Centerbridge Capital Partners Strategic AIV I L.P.	126,169	3,149
Centerbridge Capital Partners AIV VI-A L.P.	1,782,244	44,490
Centerbridge Capital Partners AIV VI-B L.P.	1,781,579	44,473
Centerbridge Credit Partners L.P.	1,540,225	38,448
Centerbridge Credit Partners Offshore Intermediate III L.P.	661,157	16,504
Centerbridge Capital Partners SBS L.P.	13,359	333
Centerbridge Credit Partners TE Intermediate I L.P.	1,887,349	47,113

In addition, Mr. Aronson and Mr. Gallogly made charitable donations of 194,526 Paired Shares and 194,453 Paired Shares respectively. See Item 4 for further detail.

Except as set forth in Item 3, Item 4 and this Item 5, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, has effected any transaction in the Issuer’s Paired Shares during the past 60 days or since the most recent filing on Schedule 13D, whichever is less.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) The Reporting Persons ceased to beneficially own more than five percent of the Company’s outstanding Paired Shares on May 3, 2017.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

As a result of the transactions described in Item 4 above, the Sponsors no longer satisfy the minimum thresholds set forth in the Stockholders’ Agreement for any voting arrangements nor do they have the right to designate any members of the board of directors for each of the Corporation and ESH REIT.  Accordingly, the Stockholders’ Agreement has terminated in accordance with its terms.

“As of the date of this Amendment, other than the Stockholders’ Agreement, the Registration Rights Agreement, the Share Repurchase Agreement, the Underwriting Agreement and the Lock-Up Agreements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The information in Item 4 of the Schedule 13D related to the Stockholders’ Agreement, the Registration Rights Agreement, the Underwriting Agreement and the Lock-Up Agreements is incorporated herein by reference.”

Item 7. Material to Be Filed As Exhibits.

1.
Stockholders Agreement, by and among Extended Stay America, Inc., ESH Hospitality, Inc. and the Sponsors (as defined therein), dated November 18, 2013 (filed as Exhibit 4.1 to Extended Stay America, Inc.’s and ESH Hospitality, Inc.’s Current Report on Form 8-K, File No. 001-36190, filed with the SEC on November 18, 2013) (previously filed).

2.
Registration Rights Agreement, by and among Extended Stay America, Inc., ESH Hospitality, Inc. and the other parties listed therein, dated November 18, 2013 (filed as Exhibit 4.2 to Extended Stay America, Inc.’s and ESH Hospitality, Inc.’s Current Report on Form 8-K, File No. 001-36190, filed with the SEC on November 18, 2013) (previously filed).

3.
Joinder to Registration Rights Agreement, by and among Extended Stay America, Inc., ESH Hospitality, Inc. and the other parties listed therein, dated September 29, 2015 (filed as Exhibit 4.1 to Extended Stay America, Inc.’s and ESH Hospitality, Inc.’s Quarterly Report on Form 10-Q, File No. 001-36190, filed with the SEC on October 27, 2015) (previously filed).

4.
Underwriting Agreement, dated May 30, 2017, by and among Extended Stay America, Inc. and ESH Hospitality, Inc., the Reporting Persons, the Blackstone Parties, the Paulson Parties and the Underwriters (incorporated by reference to Exhibit 1.1 to Extended Stay America, Inc.’s and ESH Hospitality, Inc.’s Current Report on Form 8-K, 001-36190, filed with the SEC on June 5, 2017) (previously filed).

5.
Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to Extended Stay America, Inc.’s and ESH Hospitality, Inc.’s Current Report on Form 8-K, SEC File No. 001-36190, filed with the SEC on June 5, 2017) (previously filed).

6.
Share Repurchase Agreement, dated May 29, 2017, by and among Extended Stay America, Inc. and ESH Hospitality, Inc., the Reporting Persons and each of the entities identified on Schedule 1 thereto (filed as Exhibit 10.1 to Extended Stay America, Inc.’s and ESH Hospitality, Inc.’s Current Report on Form 8-K, File No. 001-36190, filed with the SEC on May 31, 2017) (previously filed).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2017

CENTERBRIDGE CREDIT PARTNERS, L.P.

By:	CENTERBRIDGE CREDIT PARTNERS GENERAL PARTNER, L.P., its general partner

By:	CENTERBRIDGE CREDIT CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
	Name:	Susanne V. Clark
	Title:	Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS TE INTERMEDIATE I, L.P.

By:	CENTERBRIDGE CREDIT PARTNERS GENERAL PARTNER, L.P., its general partner

By:	CENTERBRIDGE CREDIT CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
	Name:	Susanne V. Clark
	Title:	Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS GENERAL PARTNER, L.P.

By:	CENTERBRIDGE CREDIT CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
	Name:	Susanne V. Clark
	Title:	Authorized Signatory

CENTERBRIDGE CREDIT CAYMAN GP LTD.

By:	/s/ Susanne V. Clark
	Name:	Susanne V. Clark
	Title:	Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS OFFSHORE INTERMEDIATE III, L.P.

By:	CENTERBRIDGE CREDIT PARTNERS OFFSHORE GENERAL PARTNER, L.P., its general partner

By:	CENTERBRIDGE CREDIT CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
	Name:	Susanne V. Clark
	Title:	Authorized Signatory

[Signature Page to Schedule 13D]

CENTERBRIDGE CREDIT PARTNERS OFFSHORE GENERAL PARTNER, L.P.

By:	CENTERBRIDGE CREDIT CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
	Name:	Susanne V. Clark
	Title:	Authorized Signatory

CCP SBS GP, LLC

By:	/s/ Susanne V. Clark
	Name:	Susanne V. Clark
	Title:	Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS AIV VI-A, L.P.

By:	CENTERBRIDGE ASSOCIATES, L.P., its general partner

By:	CENTERBRIDGE CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
	Name:	Susanne V. Clark
	Title:	Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS AIV VI-B, L.P.

By:	CENTERBRIDGE ASSOCIATES, L.P., its general partner

By:	CENTERBRIDGE CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
	Name:	Susanne V. Clark
	Title:	Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS STRATEGIC AIV I, L.P.

By:	CENTERBRIDGE ASSOCIATES, L.P., its general partner

By:	CENTERBRIDGE CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
	Name:	Susanne V. Clark
	Title:	Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS SBS, L.P.

By:	CCP SBS GP, LLC, its general partner

By:	/s/ Susanne V. Clark
	Name:	Susanne V. Clark
	Title:	Authorized Signatory

CENTERBRIDGE ASSOCIATES, L.P.

By:	CENTERBRIDGE CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
	Name:	Susanne V. Clark
	Title:	Authorized Signatory

CENTERBRIDGE CAYMAN GP LTD.

By:	/s/ Susanne V. Clark
	Name:	Susanne V. Clark
	Title:	Authorized Signatory

MARK T. GALLOGLY

/s/ Mark T. Gallogly
Mark T. Gallogly

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson
Jeffrey H. Aronson

[Signature Page to Schedule 13D]